

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

alc

February 1, 2002

NO ACT
P.E 1-29-02
1-09936

Act 1934
Section
Rule 14A-8
Public Availability 2/1/2002

Beverly P. Ryder
Vice President & Corporate Secretary
Edison International
P.O. Box 800
2244 Walnut Grove Ave.
Rosemead, CA 91770

Re: Edison International

Dear Ms. Ryder:

This is in regard to your letter dated January 29, 2002 concerning the shareholder proposal submitted by Mr. and Mrs. Bernard Schlossman for inclusion in Edison's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Edison therefore withdraws its January 14, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

cc: Mr. and Mrs. Bernard Schlossman
10923 Rathburn Avenue
Northridge, CA 91326

CRGH

EDISON INTERNATIONAL®

Beverly P. Ryder
Vice President &
Corporate Secretary

January 29, 2002

VIA UPS OVERNIGHT

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Attention: Office of Chief Counsel

Re: Schlossman Shareholder Proposal

Ladies and Gentlemen:

By letter dated January 14, 2002, Edison International (the "Company") notified the Securities and Exchange Commission ("SEC") of its intention to omit from the Company's proxy materials for its 2002 annual meeting of shareholders a proposal submitted by Mr. and Mrs. Bernard Schlossman by facsimile, and requested no-action relief. (A copy of the Company's letter to the SEC is attached as Exhibit A.)

By letter dated January 21, 2002, we were notified that the proposal has been withdrawn. (A copy of the letter is attached as Exhibit B.)

Accordingly, the Company hereby withdraws the notification and request for no-action relief previously submitted by it to the SEC. (Enclosed for your convenience are five sets of this original letter.)

Please contact me at (626) 302-2204 or Kenneth S. Stewart, Esq., at (626) 302-6601 if you have any questions or require further information.

Thank you for your assistance.

Sincerely,

Beverly P. Ryder

Attachments

cc: Mr. and Mrs. Bernard Schlossman

BPR:VWS:pac:LW020280023.doc

P. O. Box 800
2244 Walnut Grove Ave.
Rosemead, CA 91770
626-302-2204
Fax 626-302-2240



EXHIBIT A

Beverly P. Ryder
Vice President and
Corporate Secretary

January 14, 2002

VIA UPS OVERNIGHT

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Attention: Office of Chief Counsel

Re: Schlossman Shareholder Proposal

Ladies and Gentlemen:

As Vice President and Corporate Secretary to Edison International ("EIX" or the "Company"), a California corporation, we hereby request that the Staff of the Division of Corporate Finance (the "Staff") recommend no action to the Securities and Exchange Commission (the "SEC"), if management of the Company omits from its proxy materials for its 2002 Annual Meeting of Shareholders, the shareholder proposal submitted by Mr. and Mrs. Bernard Schlossman (the "Proponents").

The Company received a first draft of the Proposal by facsimile on December 20, 2001. On December 26, 2001, the Company sent to the Schlossmans a letter informing Proponents that they had not properly demonstrated eligibility to submit a shareholder proposal. The Company's letter also advised the Schlossmans that it was the Company's belief that the proposal exceeded the 500-word limit of Rule 14a-8(d). On January 2, 2002, the Company received a facsimile transmission containing a broker verification of the Proponents' stock ownership, as well as a revised proposal (the "Proposal") that was within the 500-word limit. [Exhibit A]

This statement and the supporting opinion of counsel are filed on behalf of EIX pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter also serves as the Company's notice of its intention to omit the Proposal from the proxy statement and form of proxy ("Proxy Materials") for the Company's 2002 Annual Meeting of Shareholders.

P.O. Box 800 2244 Walnut Grove Ave. Rosemead, California 91770 (626) 302-2204 Fax (626) 302-2240

The Schlossman Proposal states:

"Edison shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

"Why require a shareholder vote to adopt or maintain a poison pill? . . ."

In essence, the Proposal seeks to: (i) require that the bylaws of the Company be amended in order to prevent the Company from adopting a rights plan unless such plan has been approved by the shareholders; and (ii) require the Company to redeem or terminate its currently existing rights plan unless approved by the shareholders.

We believe the Proposal may be properly omitted from the 2002 Proxy Materials for the following reasons:

I. The Proposal would, if implemented, cause the Company to violate California state law and is not a proper subject to actions by shareholders. [Rule 14a-8(i) (1) and Rule 14a-8(i) (2)]

II. The Proposal and supporting statement are contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. [Rule 14a-8(i) (3)]

DISCUSSION

I. The Proposal May Be Omitted Because It Would, If Passed, Violate California Law

A shareholder proposal may be omitted under Rule 14a-8(i) (1) if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization. Rule 14a-8(i) (2) allows the Company to omit a proposal if its adoption would violate applicable state law. EIX is a California corporation, governed by California law. As the attached opinion of the law firm of Munger, Tolles & Olson LLP (the "California Counsel Opinion") makes clear, adoption of the Schlossman Proposal is not a proper subject for shareholder action under California law and, if implemented, the Proposal would cause the Company to violate California law. [Exhibit B]

This letter will briefly summarize specific ways the Proposal violates California law, while the California Counsel Opinion will provide a more detailed discussion of the issues. Please note that this position is consistent with the Staff's recent consideration of nearly identical proposals in General Dynamics Corporation (March 5, 2001) and Novell, Inc. (February 14, 2000). In short, and as discussed in more detail below and in the California Counsel Opinion, the Proposal may be omitted because it conflicts with fundamental principles of California corporate law.

In 1996, the Company's Board of Directors exercised corporate authority to adopt the Company's Rights Agreement dated November 21, 1996, with Harris Trust Company of California, as Rights Agent. The California General Corporations Law ("CGCL") vests the management of the business and affairs of a California corporation and the exercise of its corporate power solely in the board of directors, unless a provision of the CGCL or of the corporation's articles provides otherwise. No provision of the Company's articles of incorporation provides for a shareholder vote over any aspect of a rights plan. Nor does any provision of the CGCL provide for a shareholder vote over any aspect of a rights plan. The CGCL allows California corporations to provide in their articles of incorporation for shareholder voting rights in addition to those provided in the CGCL, but does not allow additional shareholder voting rights to be included in bylaws. The CGCL makes a fundamental distinction between articles of incorporation and bylaws and between provisions that must be in the articles and provisions that may be in either the articles or the bylaws. As evidenced by the text of the CGCL, the commentary of the California legislative committee when the CGCL was adopted, and the commentary of the principal drafter of the CGCL, provisions for additional shareholder voting rights must be contained in articles of incorporation so that they will be prominent and may be changed only with the approval of both the board and the shareholders. Shareholder voting rights in addition to those provided in the CGCL may not be stated in the bylaws. The Proposal would require the Company to amend its bylaws to include shareholder voting rights in addition to those specified in the CGCL. The Proposal, if adopted, would cause the Company to violate the CGCL. The California Counsel Opinion analyzes the relevant text of the CGCL, supporting California case law, and relevant cases from other jurisdictions in greater detail.

II. The Proposal May Be Omitted Because It Violates The SEC's Proxy Rules, Including Rule 14a-9, which Prohibits Materially False or Misleading Statements

Rule 14a-8(i) (3) permits a registrant to omit from its proxy materials a shareholder proposal or any supporting statement "[i]f the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Depending upon particular facts and circumstances, a proposal may be misleading within the meaning of Rule 14a-9, if it includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation." A number of the supporting statements in the Proposal contain misleading and false statements falling within the prohibitions of Rule 14a-9.

For your convenience, we have restated the specific sentences with which we take issue in italics below. Our reasons for excluding the statements follow the quoted statements in regular type.

From the Proposal:

At our company there are/were a number of practices allowed, not addressed by this proposal, that institutional investors believe are less than the best. For instance:

1) *Directors are allowed to provide legal services for our company – a criticized Enron practice.*
2) *Our auditors are allowed to collect more money from our company for non-auditing work than for auditing work – again a criticized Enron practice.*
3) *An officer of our company, with the rank of chairman or inside director, is each allowed to serve on multiple boards of outside companies:*
   - *Even during an energy crises.*
   - *Even if the state of California legislature has to schedule extraordinary meetings to deal with an Edison financial crises.*

This section of the supporting statement is loaded with irrelevant and inflammatory statements. In earlier parts of the supporting statement, the Proponents make vague references to "the recommendation of some key institutional investors." Throughout the proposal, the Proponents refer to "institutional investors," but fail to state who these institutional investors are. By inference and by failing to state who the institutional investors are, Proponents suggest that these are the beliefs of EIX's institutional investors. In the section cited above, the Proponents give examples that: "Directors are allowed to provide legal services for our company . . . "; "Our auditors are allowed to collect more money from our company for non-auditing work than for auditing work . . ."; "An officer of our company, with the rank of chairman or inside director, is each allowed to serve on multiple boards of outside companies . . . ." By the wording used in these examples, Proponents suggest that our institutional investors object to these practices. In fact, to the best of our knowledge, none of our institutional investors have objected to these practices by EIX.

Moreover, it is unclear what relationship or relevance a shareholder vote on poison pills will have on any of the management practices which Proponents confusingly describe as "less than the best." Specifically, the statement about "an officer of our company, with the rank of chairman or inside director . . ." is clearly included solely to impugn the character of that individual by casting baseless aspersions on his (and perhaps other directors') loyalty to the Company.

The language from the proposal cited in italics above is very similar to language in a proposal that was made to Northrop Grumman Corporation last year. In the proposal to Northrop, the proponent stated that "The company has additional management practices that are not competitive according to many large shareholders." The proponent then listed several bullets including:

- A director, employed by a law firm used by both Northrop and Lockheed, sits on the key audit committee.

  . . .

- Directors have pensions that could compromise their duty and loyalty to shareholders.

The Northrop proposal's statement about the director on the audit committee was similarly irrelevant to the rest of Northrop's proposal [See Northrop Grumman Corporation, February 16, 2001.] In response to Northrop's no-action request, the Staff found that there was some basis for Northrop's view that portions of the proposal and supporting statement may be materially false and misleading. The Staff allowed Northrop to delete the discussion in their proposal that was very similar to the italicized portion of the Schlossman Proposal cited above.

In the event that the Staff does not agree that the Proposal may be omitted as contrary to law, (see discussion under Section I above), then we believe that the irrelevant and inflammatory nature of the italicized statements cited above renders the entire section in italics above inherently false and misleading. For these reasons, we believe that this section may be omitted because the statements violate Rule 14a-9.

CONCLUSION

Edison International respectfully requests that the Staff confirm it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's 2002 Proxy Materials. An original and five (5) copies of this letter, including the opinion of counsel and exhibits (which include a copy of the Proposal), are enclosed. Pursuant to Rule 14a-8(j), we have, by letter of January 14, 2002, notified Mr. and Mrs. Schlossman of our intention to omit the

Proposal from the Proxy Materials. A copy of this letter, the opinion of counsel, and all exhibits accompanied the letter to Mr. and Mrs. Schlossman.

Currently, the Company plans to file its definitive proxy statement with the SEC on or around April 4, 2002. While we plan to have our Proxy Materials in substantially final form on or before March 14, 2002, in order for us to meet the deadlines required by in Rule 14a-8(m), we must have the Staff's decision on this no-action request on or before February 22, 2002. Therefore, we would greatly appreciate the Staff's response to this request prior to such date.

Please direct any questions or requests for additional information on our planned omission of the Schlossmans' proposal to me or to Kenneth S. Stewart, Esq., at 2244 Walnut Grove Avenue, Rosemead, California 91770. Mr. Stewart also may be reached at (626) 302-6601.

Thank you for your assistance in this matter.

Sincerely,

Beverly Ryder

Beverly Ryder

Enclosures

cc: Mr. and Mrs. Bernard Schlossman

BPR:VWS:pac:LW020110001.doc

EXHIBIT B

RECEIVED

JAN 23 2002

BEVERLY RYDER

10923 Rathburn Avenue
Northridge, CA 91326
January 21, 2002

Ms. Beverly P. Ryder
Vice President and Corporate Secretary
Edison International
P. O. Box 800
Rosemead, CA 91770

Dear Ms. Ryder:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,

Bernard Schlossman

Bernard Schlossman



Beverly P. Ryder
Vice President and
Corporate Secretary

January 14, 2002

VIA UPS OVERNIGHT

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Attention: Office of Chief Counsel

Re: Schlossman Shareholder Proposal

Ladies and Gentlemen:

As Vice President and Corporate Secretary to Edison International ("EIX" or the "Company"), a California corporation, we hereby request that the Staff of the Division of Corporate Finance (the "Staff") recommend no action to the Securities and Exchange Commission (the "SEC"), if management of the Company omits from its proxy materials for its 2002 Annual Meeting of Shareholders, the shareholder proposal submitted by Mr. and Mrs. Bernard Schlossman (the "Proponents").

The Company received a first draft of the Proposal by facsimile on December 20, 2001. On December 26, 2001, the Company sent to the Schlossmans a letter informing Proponents that they had not properly demonstrated eligibility to submit a shareholder proposal. The Company's letter also advised the Schlossmans that it was the Company's belief that the proposal exceeded the 500-word limit of Rule 14a-8(d). On January 2, 2002, the Company received a facsimile transmission containing a broker verification of the Proponents' stock ownership, as well as a revised proposal (the "Proposal") that was within the 500-word limit. [Exhibit A]

This statement and the supporting opinion of counsel are filed on behalf of EIX pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter also serves as the Company's notice of its intention to omit the Proposal from the proxy statement and form of proxy ("Proxy Materials") for the Company's 2002 Annual Meeting of Shareholders.

P.O. Box 800 2244 Walnut Grove Ave. Rosemead, California 91770 (626) 302-2204 Fax (626) 302-2240

The Schlossman Proposal states:

"Edison shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

"Why require a shareholder vote to adopt or maintain a poison pill? . . ."

In essence, the Proposal seeks to: (i) require that the bylaws of the Company be amended in order to prevent the Company from adopting a rights plan unless such plan has been approved by the shareholders; and (ii) require the Company to redeem or terminate its currently existing rights plan unless approved by the shareholders.

We believe the Proposal may be properly omitted from the 2002 Proxy Materials for the following reasons:

I. The Proposal would, if implemented, cause the Company to violate California state law and is not a proper subject to actions by shareholders. [Rule 14a-8(i) (1) and Rule 14a-8(i) (2)]

II. The Proposal and supporting statement are contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. [Rule 14a-8(i) (3)]

DISCUSSION

I. The Proposal May Be Omitted Because It Would, If Passed, Violate California Law

A shareholder proposal may be omitted under Rule 14a-8(i) (1) if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization. Rule 14a-8(i) (2) allows the Company to omit a proposal if its adoption would violate applicable state law. EIX is a California corporation, governed by California law. As the attached opinion of the law firm of Munger, Tolles & Olson LLP (the "California Counsel Opinion") makes clear, adoption of the Schlossman Proposal is not a proper subject for shareholder action under California law and, if implemented, the Proposal would cause the Company to violate California law. [Exhibit B]

This letter will briefly summarize specific ways the Proposal violates California law, while the California Counsel Opinion will provide a more detailed discussion of the issues. Please note that this position is consistent with the Staff's recent consideration of nearly identical proposals in General Dynamics Corporation (March 5, 2001) and Novell, Inc. (February 14, 2000). In short, and as discussed in more detail below and in the California Counsel Opinion, the Proposal may be omitted because it conflicts with fundamental principles of California corporate law.

In 1996, the Company's Board of Directors exercised corporate authority to adopt the Company's Rights Agreement dated November 21, 1996, with Harris Trust Company of California, as Rights Agent. The California General Corporations Law ("CGCL") vests the management of the business and affairs of a California corporation and the exercise of its corporate power solely in the board of directors, unless a provision of the CGCL or of the corporation's articles provides otherwise. No provision of the Company's articles of incorporation provides for a shareholder vote over any aspect of a rights plan. Nor does any provision of the CGCL provide for a shareholder vote over any aspect of a rights plan. The CGCL allows California corporations to provide in their articles of incorporation for shareholder voting rights in addition to those provided in the CGCL, but does not allow additional shareholder voting rights to be included in bylaws. The CGCL makes a fundamental distinction between articles of incorporation and bylaws and between provisions that must be in the articles and provisions that may be in either the articles or the bylaws. As evidenced by the text of the CGCL, the commentary of the California legislative committee when the CGCL was adopted, and the commentary of the principal drafter of the CGCL, provisions for additional shareholder voting rights must be contained in articles of incorporation so that they will be prominent and may be changed only with the approval of both the board and the shareholders. Shareholder voting rights in addition to those provided in the CGCL may not be stated in the bylaws. The Proposal would require the Company to amend its bylaws to include shareholder voting rights in addition to those specified in the CGCL. The Proposal, if adopted, would cause the Company to violate the CGCL. The California Counsel Opinion analyzes the relevant text of the CGCL, supporting California case law, and relevant cases from other jurisdictions in greater detail.

II. The Proposal May Be Omitted Because It Violates The SEC's Proxy Rules, Including Rule 14a-9, which Prohibits Materially False or Misleading Statements

Rule 14a-8(i) (3) permits a registrant to omit from its proxy materials a shareholder proposal or any supporting statement "[i]f the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Depending upon particular facts and circumstances, a proposal may be misleading within the meaning of Rule 14a-9, if it includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation." A number of the supporting statements in the Proposal contain misleading and false statements falling within the prohibitions of Rule 14a-9.

For your convenience, we have restated the specific sentences with which we take issue in italics below. Our reasons for excluding the statements follow the quoted statements in regular type.

From the Proposal:

At our company there are/were a number of practices allowed, not addressed by this proposal, that institutional investors believe are less than the best. For instance:

1) *Directors are allowed to provide legal services for our company – a criticized Enron practice.*
2) *Our auditors are allowed to collect more money from our company for non-auditing work than for auditing work – again a criticized Enron practice.*
3) *An officer of our company, with the rank of chairman or inside director, is each allowed to serve on multiple boards of outside companies:*
    - *Even during an energy crises.*
    - *Even if the state of California legislature has to schedule extraordinary meetings to deal with an Edison financial crises.*

This section of the supporting statement is loaded with irrelevant and inflammatory statements. In earlier parts of the supporting statement, the Proponents make vague references to "the recommendation of some key institutional investors." Throughout the proposal, the Proponents refer to "institutional investors," but fail to state <u>who</u> these institutional investors are. By inference and by failing to state who the institutional investors are, Proponents suggest that these are the beliefs of EIX's institutional investors. In the section cited above, the Proponents give examples that: "Directors are allowed to provide legal services for our company . . . "; "Our auditors are allowed to collect more money from our company for non-auditing work than for auditing work . . ."; "An officer of our company, with the rank of chairman or inside director, is each allowed to serve on multiple boards of outside companies . . . ." By the wording used in these examples, Proponents suggest that our institutional investors object to these practices. In fact, to the best of our knowledge, <u>none</u> of our institutional investors have objected to these practices by EIX.

Moreover, it is unclear what relationship or relevance a shareholder vote on poison pills will have on any of the management practices which Proponents confusingly describe as "less than the best." Specifically, the statement about "an officer of our company, with the rank of chairman or inside director . . ." is clearly included solely to impugn the character of that individual by casting baseless aspersions on his (and perhaps other directors') loyalty to the Company.

The language from the proposal cited in italics above is very similar to language in a proposal that was made to Northrop Grumman Corporation last year. In the proposal to Northrop, the proponent stated that "The company has additional management practices that are not competitive according to many large shareholders." The proponent then listed several bullets including:

- A director, employed by a law firm used by both Northrop and Lockheed, sits on the key audit committee.

  . . .

- Directors have pensions that could compromise their duty and loyalty to shareholders.

The Northrop proposal's statement about the director on the audit committee was similarly irrelevant to the rest of Northrop's proposal [See Northrop Grumman Corporation, February 16, 2001.] In response to Northrop's no-action request, the Staff found that there was some basis for Northrop's view that portions of the proposal and supporting statement may be materially false and misleading. The Staff allowed Northrop to delete the discussion in their proposal that was very similar to the italicized portion of the Schlossman Proposal cited above.

In the event that the Staff does not agree that the Proposal may be omitted as contrary to law, (see discussion under Section I above), then we believe that the irrelevant and inflammatory nature of the italicized statements cited above renders the entire section in italics above inherently false and misleading. For these reasons, we believe that this section may be omitted because the statements violate Rule 14a-9.

CONCLUSION

Edison International respectfully requests that the Staff confirm it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's 2002 Proxy Materials. An original and five (5) copies of this letter, including the opinion of counsel and exhibits (which include a copy of the Proposal), are enclosed. Pursuant to Rule 14a-8(j), we have, by letter of January 14, 2002, notified Mr. and Mrs. Schlossman of our intention to omit the

Proposal from the Proxy Materials. A copy of this letter, the opinion of counsel, and all exhibits accompanied the letter to Mr. and Mrs. Schlossman.

Currently, the Company plans to file its definitive proxy statement with the SEC on or around April 4, 2002. While we plan to have our Proxy Materials in substantially final form on or before March 14, 2002, in order for us to meet the deadlines required by in Rule 14a-8(m), we must have the Staff's decision on this no-action request on or before February 22, 2002. Therefore, we would greatly appreciate the Staff's response to this request prior to such date.

Please direct any questions or requests for additional information on our planned omission of the Schlossmans' proposal to me or to Kenneth S. Stewart, Esq., at 2244 Walnut Grove Avenue, Rosemead, California 91770. Mr. Stewart also may be reached at (626) 302-6601.

Thank you for your assistance in this matter.

Sincerely,

Beverly Ryder

Enclosures

cc: Mr. and Mrs. Bernard Schlossman

BPR:VWS:pac:LW020110001.doc

EXHIBIT A

To: Beverly P. Ryder
FX: 626/302-2240, 626/302-4815
In response to company request
Broker verification included
January 2, 2002

---

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

This topic won 57% average yes-no shareholder vote at 24 major companies

This proposal is submitted by Mr. and Mrs. Bernard Schlossman, 10923 Rathburn Ave., Northridge, CA 91326-2854

Edison shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Why require a shareholder vote to adopt or maintain a poison pill?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org recommends:
  Shareholder approval of all poison pills.

- Edison is 50%-owned by institutional investors.

- Institutional investors have a fiduciary duty to make ballot decisions in the best interest of their investors.

Is Edison at odds with institutional investors?

In reviewing our directors' stand on this proposal topic, and to other topics on the 2002 ballot, it may be useful to ask whether our directors are at odds with the recommendation of some key institutional investors. A stand by our directors is not necessarily a balanced view of the pro and con arguments. Directors can be too focused on one side of the issue – theirs.

In Evaluating the merits of ballot proposals

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of ballot proposals. Institutional shareholders have the fiduciary duty to do an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

One step to improve – especially since the Enron bankruptcy
It seems consistent with common sense that when a number of items can be improved – that making one improvement deserves attention. At our company there are/were a number of practices allowed, not addressed by this proposal, that institutional investors believe are less than the best. For instance:

1) Directors are allowed to provide legal services for our company – a criticized Enron practice.
2) Our auditors are allowed to collect more money from our company for non-auditing work than for auditing work – again a criticized Enron practice.
3) An officer of our company, with the rank of chairman or inside director, is each allowed to serve on multiple boards of outside companies:
   - Even during an energy crises.
   - Even if the state of California legislature has to schedule extraordinary meetings to deal with an Edison financial crises.

Is our company friendly to shareholders beyond a superficial level
Or will our company ask for action against one of its own shareholders to entirely prevent all shareholders from voting on this topic at the annual meeting.

SHAREHOLDER VOTE ON POISON PILLS
This topic won 57% average yes-no shareholder vote
at 24 major companies
YES ON 3

Text above the first horizontal line and below the second horizontal line is not submitted for proxy publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

TD WATERHOUSE

4775 Sorrento Valley Blvd.
San Diego, CA 92121

December 31, 2001

Bernard & Naomi Schlossman
10923 Rathburn Ave
Northridge, CA 91326-2854

Re: Account # 880-3092

Dear Mr. & Mrs. Schlossman,

The above mentioned account currently holds an investment of at least $2000 in the below listed company and have held this investment since of October 01,2000 continuously without making any withdrawals.

EDISON INTERNATIONAL

Please call customer service at 1-800-934-4448 if you have any questions regarding this matter.

Thank you,

Jeff Lombardi
TD Waterhouse
Customer Care

Exhibit B

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

33 NEW MONTGOMERY STREET
SAN FRANCISCO, CALIFORNIA 94105-9781
TELEPHONE (415) 512-4000
FACSIMILE (415) 512-4077

January 14, 2002

WRITER'S DIRECT LINE

Edison International
2244 Walnut Grove Avenue
Rosemead, California 91770
Attention: Bryant C. Danner
General Counsel

Re: Shareholder Proposal Regarding Rights Agreement

Dear Sir:

We have acted as counsel to Edison International, a California corporation (the "Company"), in connection with a proposal submitted by Mr. and Mrs. Bernard Schlossman for inclusion in the Company's proxy statement for its annual shareholders meeting in 2002. The proposal, if passed, would amend the Company's bylaws to restrict the exercise of corporate power by the Company's Board of Directors with respect to any shareholder rights plan, including the Company's current shareholder rights plan. You have asked for our opinion whether the proposed bylaw would be valid under the California General Corporation Law (2001) ("CGCL").

We have reviewed the Company's Restated Articles of Incorporation as filed with the office of the Secretary of State of the State of California on May 9, 1996, which you have informed us are the current articles of incorporation of the Company (the "Articles"); the Company's Bylaws as amended to January 1, 2002, which you have informed us are the current bylaws of the Company (the "Bylaws"); the Rights Agreement dated November 21, 1996 (as amended) between the Company and Harris Trust Company of California, as Rights Agent (the "Rights Agreement"); and the proposal submitted by Mr. and Mrs. Schlossman (the "Proposal"). We have not reviewed any other documents for the purposes of rendering our opinion, and we assume that there exists no provision of any other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation, but rather have relied on the documents listed above and the statements and information in them.

The Proposal

The Proposal reads: "Edison shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We read the Proposal to be mandatory, as we understand you do. If approved by the shareholders, the Proposal would require that the Bylaws be amended to include a provision prohibiting the Company's Board of Directors from adopting any form of shareholder rights plan without prior shareholder approval and requiring the Board of Directors to redeem or terminate the Rights Agreement unless it were approved by shareholders.

Discussion

The proposed bylaw, if adopted, would prohibit the Board of Directors from exercising the corporate power to adopt or maintain a rights plan, absent shareholder approval. There is no reported California case which directly addresses the validity or invalidity of a bylaw such as that proposed. Accordingly, we have reviewed the provisions of the CGCL applicable to the powers of the board of directors of a California corporation, the voting rights of shareholders of a California corporation, the allocation of management responsibility and exercise of corporate power between the board of directors and the shareholders of a California corporation, the permissible contents of articles of incorporation and bylaws of a California corporation, and the limited California case law dealing generally with these subjects. We have also given some consideration to the relevant principles enunciated in other jurisdictions.

Section 300(a) of the CGCL allocates the management of a California corporation and the exercise of its corporate powers to the board of directors, subject only to limitations in other provisions of the CGCL or in the articles of incorporation. Section 300(a) reads:

> "Subject to the provisions of this division [i.e. of the CGCL] and any limitations in the articles relating to action required to be approved by the shareholders ... or by the outstanding shares ..., the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board."

Using its authority under Section 300(a), the Board of Directors adopted the Rights Agreement through the exercise of various corporate powers. As described in the Rights Agreement, the Board created rights, which are a form of option, to acquire shares of preferred stock of the Company in certain circumstances, and the Board distributed those rights to the Company's shareholders by declaring a dividend. Section 404 of the CGCL provides that a corporation may create options such as these rights.[1] Section 400(a) of the CGCL provides that a corporation may issue preferred stock.[2] Section 500 of the CGCL provides that a corporation may declare dividends.[3] Empowered to do so by Section 300(a), the Board of Directors exercised these corporate powers, within the scope of the Board's fiduciary duties, to adopt the Rights Agreement. Under Section 300(a), only the Board of Directors may exercise these corporate powers, unless another provision of the CGCL or a limitation in the Articles relating to action required to be approved by the shareholders provides otherwise.

There is no limitation in the Articles, relating to action required to be approved by the shareholders or otherwise, on the authority of the Board to exercise the corporate powers necessary to have adopted the Rights Agreement. Nor is there any limitation in the Articles on the Board's authority to maintain the Rights Agreement in existence.[4] All Board actions related to the Rights Agreement must, of course, comply with the Board's fiduciary duties. Any limitation on the Board's authority with respect to the Rights Agreement, or allocation to the shareholders of any authority with respect to the Rights Agreement, must therefore exist in, or be authorized by, provisions of the CGCL other than Section 300(a).

No section of the CGCL shifts from the board to the shareholders of a California corporation the power to create options to be issued by the corporation, to require any options previously created to be redeemed, to cause the corporation to create or issue preferred stock (or any other security), to declare dividends by the corporation, or to exercise any other corporate power related to a rights agreement. And no section of the CGCL conditions the Board's

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[1] "Either in connection with the issue, subscription or sale of any of its shares, bonds, debentures, notes or other securities or independently thereof, a corporation may grant options to purchase or subscribe for shares of any class or series upon such terms and conditions as may be deemed expedient. Option rights may be transferable or nontransferable and separable or inseparable from other securities of the corporation." CGCL § 404.

[2] "A corporation may issue one or more classes or series of shares or both, with full, limited or no voting rights and with such other rights, preferences, privileges and restrictions as are stated or authorized in its articles." CGCL § 400(a). If the articles of incorporation authorize a California corporation to issue more than one class of stock, or if a class is to have more than one series, the articles of incorporation must also include "[t]he rights, preferences, privileges and restrictions granted to or imposed upon the respective classes or series of shares of the holders thereof, or that the board, within any limits and restrictions stated, may determine or alter the rights, preferences, privileges and restrictions ...." CGCL § 202(e)(3).

[3] Section 500 authorizes dividends (which are included in the CGCL Section 166 definition of "distributions to shareholders") by permitting dividends if the corporation meets certain financial tests: "Neither a corporation nor any of its subsidiaries shall make any distribution to the corporation's shareholders ... except as follows ...." CGCL § 500.

[4] In addition, the Articles contain no limitation on the Board's authority to redeem, let expire, amend, supplement, or otherwise administer the Rights Agreement.

exercise of those corporate powers upon the approval of the shareholders. The Proposal would create shareholder authority to approve or disapprove the Board's exercise of those corporate powers by adopting a bylaw. We believe that a bylaw is not effective to create such a limitation on the Board's exercise of corporate power with respect to the Rights Agreement. As discussed below, the distinction between articles of incorporation and bylaws, as respects shareholder voting rights, is fundamental, not merely nomenclature. Under the CGCL, shareholder rights to approve or disapprove Board actions, or to participate with the Board in exercising corporate power, are appropriate only in the articles, which can be amended only if shareholders and the board, each acting independently, approve the amendment. Bylaws, in contrast, can be amended within the parameters permitted by the CGCL directly by either shareholders or the board, and are inappropriate for the provision of additional shareholder voting rights. Also, under the CGCL, articles are made a matter of public record, while bylaws are not. Shareholder voting rights over board action, and any changes in those rights, are therefore visible to third parties.[5]

First, we note again that Section 300(a) conditions the Board's exercise of corporate power only upon provisions elsewhere in the CGCL or in the Articles. A bylaw may not restrain the Board's exercise of corporate powers with respect to the Rights Agreement unless other provisions of the CGCL allow bylaws to contain such a restraint. No provision of the CGCL expressly permits a bylaw to contain such a restraint. To the contrary, Section 204(a)(9) expressly requires that such a restraint be included in articles of incorporation.

Section 204(a)(9) permits the articles to include "[a] provision requiring the approval of the shareholders ... or the approval of the outstanding shares ... for any corporate action, even though not otherwise required by this division [i.e. by the CGCL]." As explained by the principal drafter of the CGCL, "The purpose of this provision in Section 204(a) is to permit the articles to reserve to the shareholders the right to determine any action to be taken by the corporation, but to require that if the normal hierarchy of authority in the corporation is thus altered, third persons must be put on notice of that fact by a provision in the articles."[6] If the authority vested by Section 300(a) in the Board to adopt and take other actions with respect to the Rights Agreement were to be altered, as the Proposal suggests, Section 204(a)(9) requires that the alteration be embodied in the Company's Articles, not in its Bylaws.

Second, the CGCL provisions describing permitted provisions for bylaws support our conclusion that a bylaw, as distinct from an article provision, is not effective to create the limitation on Board authority requested by the Proposal. Section 212(b) of the CGCL describes permitted bylaw provisions. In particular, Section 212(b)(1) permits bylaws to

[5] The Company's bylaws are publicly available through filings under the Securities Exchange Act of 1934, but the CGCL was drafted to regulate both publicly held and privately held corporations and makes no distinction between the two with respect to the appropriate location of additional shareholder voting rights.

[6] 1 HAROLD MARSH, JR. ET AL., MARSH'S CALIFORNIA CORPORATION LAW § 5.14[G], at 5-67 (4th ed. 2001).

> "contain any provision, not in conflict with law or the articles for the management of the business and for the conduct of the affairs of the corporation, including but not limited to: (1) Any provision referred to in subdivision (b), (c) or (d) of Section 204."

CGCL § 212(b)(1).

Section 204(d) permits articles to include "[a]ny other provision, not in conflict with law, for the management of the business and for the conduct of the affairs of the corporation, including any provision which is required or permitted by this division [i.e. by the CGCL] to be stated in the bylaws."[7]

Section 212(b)(1), through its reference to Section 204(d), is not authority for a bylaw that would subject to shareholder approval the Board's exercise of corporate power with respect to the Rights Agreement. While Section 204(d) refers to "[a]ny other provision," it does not permit bylaws to contain provisions that Section 204(a) requires to be in the articles. By any "other" provision, Section 204(d) means any provision other than those provisions already described in Section 204. As stated above, Section 204(a)(9) describes provisions requiring a shareholder vote on corporate actions for which the CGCL would not otherwise require a shareholder vote, and specifies that such a provision must be in the articles. The Legislative Committee Comment to Section 204(a), when the CGCL was adopted, states:

> "Prior law permits a variety of additional provisions to be included in either the articles or the by-laws. Certain provisions are of such a nature (e.g., a requirement that specific corporate act be approved by the vote of all of the shares or directors, as the case may be) that they ought not to be permitted unless stated in the articles. If restricted to the articles, the existence of such significant provisions is more easily determined and their adoption or change is subject to the procedures for amendment of the articles. Accordingly, this subdivision [Section 204(a)] requires certain specifically enumerated provisions to be stated in the articles in order to be effective."[8]

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[7] Section 204(b) permits provisions in the articles or bylaws imposing reasonable restrictions on the transfer or hypothecation of shares. Section 204(c) permits article or bylaw provisions naming the initial directors.

[8] Legis. Comm. Comment (1975) – Assembly, reprinted in CAL. CORP. CODE ANN. § 204, at 84 (West 1990). Consistent with the Legislative Committee Comment, the principal drafter of the CGCL explained the difference between Section 204(a) and Sections 204(b), (c) and (d) as follows: "The distinction between these subdivisions [(b), (c), and (d)] and subdivision (a) is that the provisions referred to in the latter three subdivisions may also be contained in the bylaws with equal effect, and do not have to be contained in the articles in order to be effective as do those specified in subdivision (a)." MARSH ET AL., *supra* note 6, § 5.16, at 5-75.

We recognize that CGCL Section 212(b)(1) permits bylaw provisions in addition to those referred to in Section 204(b), (c) and (d), provided that such bylaw provisions are not in conflict with law or the articles.[9] However, we do not believe that Section 212(b)(1) authorizes the re-allocation, from the Board to shareholders, of the exercise of corporate power with respect to the Rights Agreement. Section 212(b)(1) was not intended by its general language to permit a change to the CGCL's fundamental allocation of corporate power, as evidenced by the specific requirement in Section 204(a)(9) that shareholder approval rights beyond those specified by the CGCL be expressed in the articles. Also, Section 212(b)(1) permits additional bylaws "for the management of the business and for the conduct of the affairs of the corporation," but does not by its terms permit additional bylaws for the exercise of corporate power. Section 300(a) vests in the Board, unless provided elsewhere in the CGCL or articles, both (1) the management of the business and affairs of the corporation and (2) the exercise of corporate powers.[10] Section 212(b)(1) permits, at most, additional bylaws for the management of the corporation's business and affairs.

A substantive, fundamental legal principal underlies the distinction drawn in Section 204 between provisions that must appear in articles and those that may appear in bylaws, and drawn in Section 212(b)(1) between additional bylaws for the management of the business and affairs and additional bylaws, such as that suggested by the Proposal, for the exercise of corporate power. Under the CGCL, corporate powers are vested in the corporation itself, and boards, not shareholders, exercise the corporation's powers.[11] That is the fundamental allocation of authority over corporate power in the CGCL. Exceptions to that allocation are either express in the CGCL[12] or are stated in the articles.[13] Re-allocating authority to exercise corporate

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[9] "The bylaws may contain any provision, not in conflict with law or the articles ..., *including but not limited to ....*" CGCL § 212(b) (emphasis added).

[10] "...the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." CGCL § 300(a).

[11] "Subject to any limitations contained in the articles and to compliance with other provisions of this division and any other applicable laws, a corporation shall have all of the powers of a natural person in carrying out its business activities[.]" CGCL § 207. In contrast, the Delaware General Corporation Law (2001) ("DGCL") provides that "every corporation, its officers, directors *and stockholders* shall possess and may exercise all the powers and privileges granted by this chapter or by any other law or by its certificate of incorporation" DGCL § 121 (emphasis added).

[12] The CGCL expressly provides shareholder voting rights, e.g., in the election of directors, CGCL § 301, for amendments to the articles of incorporation, CGCL § 903, for a merger, exchange reorganization, sale of all or substantially all the corporation's assets, and certain other reorganizations, CGCL § 1200, and for a voluntary dissolution, CGCL § 1900.

[13] Accordingly, CGCL § 300(a) expressly makes the board's authority subject to "limitations in the articles *relating to action required to be approved by the shareholders ... or by the outstanding shares*" (emphasis added).

powers, "and thereby restricting the normal province of the board of directors,"[14] requires agreement between the board and the shareholders to do so, as articles of incorporation may be amended only upon the approval of both the board and the shareholders.[15] That is the reason why the CGCL requires that limitations on the board's exercise of corporate power, if not in the CGCL itself, be in the articles, so that the re-allocation will be prominent and will occur only when both the party ceding power entrusted to it by the CGCL, the board, and the party assuming power not otherwise available to it under the CGCL, the shareholders, agree to the change.

Based on the foregoing, we conclude that the bylaw suggested by the Proposal would be inconsistent with the language of the CGCL. We also believe that the bylaw suggested by the Proposal would be inconsistent with the limited authority in the California case law.

In Finley v. Superior Court, 96 Cal.Rptr. 2d 128 (2000), the court was required to consider whether an independent committee of a board had the authority to dismiss a shareholders' derivative action. In that context, the court was required to consider the relative roles of boards and shareholders. After considering decisions in numerous other states, the court stated that it is a "fundamental principle that those best suited to make decisions for a corporation—*including the decision to file suit on its behalf—are its directors, not its* stockholders[.]" Id. at 135; see also, Marsili v. Pac. Gas and Elec. Co., 124 Cal.Rptr. 313, 329 (1975) (stating that "[t]he law is clear that those to whom the management of the corporation has been entrusted are primarily responsible for judging whether a particular act or transaction is one which is helpful to the conduct of corporate affairs or expedient for the attainment of corporate purposes"). In Eldridge v. Tymshare, Inc., 230 Cal.Rptr. 815 (1986), the court considered allegations that a board had failed to disclose merger negotiations in a timely manner and improperly rejected merger proposals. The court stated that "[i]n the context of merger negotiations, '[a] "target" corporation's decision to accept or resist a takeover bid ... necessarily rests with the board of directors, since it is the directors, and not the shareholders, who are best able to evaluate the numerous and often complex financial factors which must be considered in determining whether the takeover proposal serves the best interest of the corporation[.]" Id. at 820 (citation omitted).

While Finley, Marsili, and Eldridge are not controlling upon the question you have asked, the views that the courts expressed are consistent with the statutory analysis above, and the statement quoted above from Eldridge even suggests that the bylaw suggested by the Proposal would be "in conflict with law" and not permitted under CGCL § 212(b)(1) for that

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[14] MARSH ET AL., *supra* note 6, § 5.14[G], at 5-67.

[15] CGCL § 903.

additional reason. These courts' views are also generally consistent with the conclusions of courts in other jurisdictions,[16] and are not contradicted by any other California decision.

We are aware of the decision of the Oklahoma Supreme Court in Int'l Bhd. of Teamsters Gen. Fund v. Fleming Co., 975 P.2d 907 (Okla. 1999). It is the only case we are aware of that has allowed shareholders to adopt a bylaw restricting a board's authority to adopt and implement a rights plan. We believe that Fleming would not provide any persuasive authority to a California court.

First, the Oklahoma Supreme Court interpreted the Oklahoma General Corporation Act ("OGCA"), which contains provisions that have no analogue in the CGCL. The OGCA expressly permits the bylaws of an Oklahoma corporation to contain "any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, *and its right or powers or the rights or powers of its shareholders, directors, officers, or employees*."[17] The OGCA also provides that "every corporation, its officers, directors, *and shareholders* shall possess and may exercise all the powers and privileges" of the corporation.[18] As described above, the CGCL fundamentally differs from those provisions in its vesting of corporate power and the authority to exercise corporate power with the board. Second, the Oklahoma Supreme Court did not analyze in any depth the reasons why corporate powers related to a rights plan would be allocated to a board rather than shareholders, or why limitations on board authority would be permitted by articles of incorporation but not bylaws. Rather, the Oklahoma Supreme Court highlighted the options

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[16] See, e.g., Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1150 (Del. 1990) ("Plaintiffs' contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984); Abercrombie v. Davis, 123 A.2d 893 (Del. Ch. 1956). Moreover, courts outside Delaware have expressed the same view. See, e.g., Lewis v. Boyd, 838 S.W. 2d 215, 220 (Tenn. Ct. App. 1992); Allied Ready Mix Co. v. Allen , 994 S.W. 2d 4, 8 (Ky. 1998).

[17] OGCA § 1013(b). The Delaware General Corporation Law contains a substantially identical provision, see DGCL § 109(b), but thorough analysis of the Delaware provisions have come to the opposite conclusion from that expressed in Fleming. See, e.g., the Delaware law opinions included in General Dynamics Corp. (March 5, 2001), 2001 SEC No-Act LEXIS 326, and Novell, Inc., (February 14, 2000), 2000 SEC No-Act LEXIS 212.

[18] OGCA § 1015. DGCL § 121(a) is substantially similar.

aspect of a rights plan and referred by analogy, which may have been misplaced, to instances in which shareholder ratification or approval of stock option plans had been obtained.[19]

Finally, we note that the Staff of the Securities and Exchange Commission has previously granted no-action requests to exclude proposals similar to the Proposal from proxy statements, based upon legal opinions that such proposals would be inconsistent with Delaware law. General Dynamics Corporation (March 5, 2001), 2001 SEC No-Act LEXIS 326, and Novell, Inc. (February 14, 2000) 2000 SEC No-Act LEXIS 212. While the Delaware courts have rendered many more opinions than have California courts on board duties, and in particular with respect to rights plans, the text of the DGCL is less explicit than the CGCL on the question whether a provision such as requested by the Proposal may appear in the bylaws rather than the articles of incorporation ("certificate" of incorporation in Delaware).

As described above, the CGCL expressly provides that provisions requiring shareholder approval of corporate actions beyond the shareholder approvals otherwise required by the CGCL must appear in the articles of incorporation, not in bylaws. The DGCL contain no such express provision. Also, the CGCL contains no provision expressly permitting a bylaw to allocate to shareholders the authority to exercise any corporate power, as noted above. In contrast, the DGCL authorizes a broader scope of bylaw, permitting bylaws to contain "any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees" DGCL § 109(b). Finally, DGCL § 121 expressly gives corporate power to stockholders by providing that "every corporation, its officers, directors *and stockholders* shall possess and may exercise all the powers and privileges granted by this chapter or by any other law or by its certificate of incorporation" (emphasis added). In contrast, the CGCL vests corporate powers solely in the corporation itself, see § 207, and then fundamentally allocates the exercise of corporate power to the board of directors, see § 300(a).

Conclusion

Based on and subject to the foregoing, and subject to the limitations stated below, we are of the opinion that the bylaw requested by the Proposal, if the Proposal were approved by the Company's shareholders, would not be valid under the CGCL.

We emphasize that there is no reported California case which directly addresses the validity or invalidity of a bylaw such as that proposed, and relatively few California cases describing Board duties or the allocation between the board and shareholders of the authority to

[19] Lawrence A. Hamermesh, Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back The Street?, 73 Tulane L. Rev. 409, 428 (Dec. 1998) (concluding, after analyzing Delaware law, evolving commercial practices and expectations, and policy, that "the Fleming by-law and similar direct attempts to limit specific management decisions should be rejected by the courts, Fleming notwithstanding[]").

exercise corporate power. The opinion we express above is an expression of opinion only, not a guarantee or warranty of the outcome of any contested litigation.

Our opinion is rendered solely for your benefit in connection with the Proposal. We understand that you will furnish a copy of this opinion letter to the Staff of the Securities and Exchange Commission in connection with the Proposal, and we consent to your doing so. This opinion letter may not be relied upon by you for any other purpose or by any other person for any purpose, in either case without our prior written consent.

Very truly yours,

Munger, Tolles & Olson LLP

Munger, Tolles & Olson LLP